UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Investment Technology Group, Inc.

(Name of Issuer) Common Stock par value .01

(Title of Class of Securities)

46145F105
(CUSIP Number)

Rachael Clarke
Philadelphia Financial Management of San Francisco, LLC
450 Sansome Street, Suite 1500
San Francisco, California 94111
(415) 352-4463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) July 22, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	46145F105	Page 2 of 11 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) PHILDELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION
California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,256,083
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,256,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,256,083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%
14	TYPE OF REPORTING PERSON
IA

SCHEDULE 13D

CUSIP No.	46145F105	Page 3 of 11 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) BOATHOUSE ROW I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
613,816
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
613,816
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
613,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.	46145F105	Page 4 of 11 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) BOATHOUSE ROW II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
200,155
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
200,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.	46145F105	Page 5 of 11 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) BOATHOUSE ROW OFFSHORE LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,035,995
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,035,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,035,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%
14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.	46145F105	Page 6 of 11 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) BOATHOUSE ROW OFFSHORE REGATTA LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
406,117
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
406,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
406,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%
14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.	46145F105	Page 7 of 11 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JORDAN HYMOWITZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,256,083
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,256,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,256,083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%
14	TYPE OF REPORTING PERSON
IN

Preamble

This Amendment No. 1 amends and supplements the Schedule 13D filed on July 22, 2014 (this “Schedule 13D) relating to the Common Stock of Investment Technology Group, Inc. (the “Issuer”) by Philadelphia Financial Management of San Francisco, LLC, a California limited liability company (“Philadelphia Financial”); Boathouse Row I, L.P., a Delaware limited partnership; Boathouse Row II, L.P., a Delaware limited partnership; Boathouse Row Offshore Ltd., a Cayman Islands corporation; Boathouse Row Offshore Regatta Ltd., a Cayman Islands corporation, and Jordan Hymowitz as Managing Member of Philadelphia Financial and a United States Citizen, together referred to hereinafter as the “Reporting Persons.”  Defined terms shall have the meanings given them in the Schedule 13D.  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 1) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 3.                      Source and Amount of Funds or Other Consideration.

All of the purchases were made from the working capital of the Reporting Persons as follows:

Transaction date:	Transaction type	Symbol	Quantity transacted	Price	Entity transacting

7/22/2014	Buy	ITG	190	$17.9886	Boathouse Row I , L.P.
7/22/2014	Buy	ITG	61	$17.9886	Boathouse Row II, L.P.
7/22/2014	Buy	ITG	322	$17.9886	Boathouse Row Offshore Ltd
7/22/2014	Buy	ITG	127	$17.9886	Boathouse Row Offshore Regatta Ltd

The shares of Common Stock owned by the Funds are held in accounts maintained by broker dealers in Regulation T margin accounts.

Item 4.                    Purpose of Transaction.

The Reporting Persons acquired their shares of Common Stock based upon their view that the stock is trading below its intrinsic value due to inappropriate management of the Issuer by its current CEO. The Reporting Persons seek to influence the board of directors of the Issuer to change the CEO and or to sell the Issuer to another company thereby achieving gains in Common Stock of the Issuer for the current shareholders of the Issuer.  The actions of the Reporting Persons are based upon a detailed and complex analysis of the Issuer, its operations, financial results, competitive environment, the general economic environment in which it operates, securities markets in general and the market for the Issuer’s securities in particular as well as other factors.  Accordingly, each of the Reporting Persons reserves the right to change its intentions and develop new or different proposals at any time as it deems appropriate.

Each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock, and dispose of all or a portion of the securities of the Issuer including the Common Stock that the Reporting Persons now own or may hereafter acquire.  In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer, and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management (including but not limited to the retention of is its CEO), ownership capital structure, balance sheet management strategy and future plans of the Issuer including the possibility of a sale of the Issuer, business combinations, mergers, assets sales, asset purchases, or other similar transactions involving the Issuer and third parties.  As a result, the Reporting Persons may take positions with respect to, and seek to influence the decisions of, the board of directors of the Issuer regarding the matters discussed above.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Attached are Exhibits A and B.   The Reporting Persons recently delivered these Exhibits to the Board of Directors of the Issuer.

Item 5.                      Interest in Securities of the Issuer.

Based on information set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on May 12, 2014, there were 35,999,271 shares of the Common Stock issued and outstanding as of February 19, 2014

(a)           The Reporting Persons may be deemed to be the beneficial owner of 2,256,083 shares of Common Stock.  Such 2,256,083 shares represent approximately 6.3% of the outstanding shares of Common Stock.

(b)           The Reporting Persons have the shared power to vote or to direct the vote or to dispose or to direct the disposition of 2,256,083 shares.

(c)           During the past sixty days, the Reporting Persons effected the following transactions in the Issuer’s securities (all of which transactions were purchases effected the public, listed securities markets):    Please refer to Item 3 for transactions in the Issuer’s securities during the past sixty days.

(d)           Not applicable.

(e)           Not applicable.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: JULY 23, 2014	PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

	By:	/s/ Rachael Clarke
Name Rachael Clarke
Title Chief Compliance Officer

BOATHOUSE ROW I, L.P.

By:	/s/ Rachael Clarke
Name Rachael Clarke
Title Chief Compliance Officer of Philadelphia
Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.

By:	/s/ Rachael Clarke
Name Rachael Clarke
Title Chief Compliance Officer of Philadelphia
Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name Rachael Clarke
Title Chief Compliance Officer of Philadelphia
Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE REGATTA LTD.

By:	/s/ Rachael Clarke
Name Rachael Clarke
Title Chief Compliance Officer of Philadelphia
Financial Management of San Francisco, LLC

JORDAN HYMOWITZ

By:	/s/ Jordan Hymowitz
Name: Jordan Hymowitz